Room 4561

June 14, 2006

Alfred H. Racine
President and CEO
Catuity Inc.
37650 Professional Center Drive, Suite 145A
Livonia, MI 48154

    **Re:    Form 10-KSB for Fiscal Year Ended December 31, 2005
            Filed March 31, 2006**

Dear Mr. Racine:

    We have completed our review of your Form 10-KSB and have no further comments at this time.

                        Sincerely,


                        Kathleen Collins
                        Accounting Branch Chief